EARLY WARNING REPORT AND
PRESS RELEASE FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
and
Sections 176 (1), 176 (2), and 176 (3) of the Securities Act (Alberta)
Sections 111 (1) and 111 (2) of the Securities Act (British Columbia)

1.	Name and address of the offeror:

Mr. Ron Tremblay (“Offeror”)
#400 – 455 Granville Street
Vancouver, B.C. V6C 1T1

2.	Name of reporting issuer with respect to which this report is filed:

Levon Resources Ltd. (the “Company”)

3.
Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:

On March 27, 2009 the Offeror acquired indirectly through Stone’s Throw Capital Corp., a company controlled by the Offeror, ownership and control of 3,950,000 Units of the Company at a price of $0.05 per Unit, through a private placement (the “Acquisition”) Subsequent to this acquisition; the Offeror has increased his shareholding in the Company to 14,031,000 shares representing approximately 27.84% of the issued and outstanding shares of the Company on a non diluted basis.

Assuming full exercise of the warrants issued on this private placement, the Offeror would increase his shareholdings in the Company to 17,981,000 shares representing 33.09% of the outstanding shares of the Company.

Prior to this acquisition, the Offeror owned or exercised control over 10,081,000 common shares or approximately 22.2% of the then issued and outstanding common shares of the Company.

4.
Designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

As a result of the Acquisition noted in paragraph 3 above, the Offeror now holds, either directly or indirectly, an aggregate of 14,031,000 Common Shares of the Company, representing approximately 27.84% of the issued and outstanding Shares of the Company.

5.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (4) over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control

Following the Acquisition noted in paragraph 3 above, the Offeror beneficially owns and controls 14,031,000 Common Shares of the Company representing approximately 27.84% of the issued and outstanding Shares of the Company.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

6.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

The Shares of the Company are listed on the TSX Venture Exchange and were acquired through a Private Placement.

7.
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release , including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Shares were acquired for investment purposes only.

8.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

9.	Names of any joint actors in connection with the disclosure required by this report:

Not applicable.

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The Offeror paid a total of $197,500 to acquire 3,950,000 common shares of the Company at a price of $0.05 per share through a Private Placement.

11.
If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

DATED this 30th day of March, 2009

“Ron Tremblay”
_________________________________
Ron Tremblay